Regulus Therapeutics Inc.

4224 Campus Point Court, Suite 210

San Diego, CA 92121

(858) 202-6300

May 17, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jason Drory

Re:	Regulus Therapeutics Inc.
Registration Statement on Form S-3
File No. 333-271847

Acceleration Request
Requested Date:	Friday, May 19, 2023
Requested Time:	11:00 a.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Regulus Therapeutics Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 11:00 a.m. Eastern Time on Friday, May 19, 2023, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Thomas A. Coll of Cooley LLP at (858) 550-6013 or Asa M. Henin of Cooley LLP at (858) 550-6104.

Sincerely,

REGULUS THERAPEUTICS INC.

By:	/s/ Christopher Aker
Christopher Aker
SVP & General Counsel